UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) Amendment No. 6
American Shared Hospital Services
(Name of Issuer)
Common Shares, Without Par Value
(Title of Class of Securities)
029595-10-5
(CUSIP Number)
Ernest A. Bates, M.D. American Shared Hospital Services Four Embarcadero Center, Suite 3700 San Francisco, CA 94111-4107 Tel. No.: (415) 788-5300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a Copy to:

Daniel G. Kelly, Jr.
Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, California 94025
(650) 752-2000

December 8, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Ernest A. Bates, M.D.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 803,567
	8.	Shared Voting Power
	9.	Sole Dispositive Power 803,567
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 803,567
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.5%
14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This Amendment No. 6 (this “Amendment”) on Schedule 13D is being filed on behalf of Ernest A. Bates, M.D. (the “Reporting Person”) with respect to the Common Shares, without par value (the “Common Shares”) of American Shared Hospital Services, a California corporation (the “Issuer”), which has its principal executive office at Four Embarcadero Center, Suite 3700, San Francisco, California 94111-4107.  The Schedule 13D to which this Amendment relates was filed on May 26, 1995, Amendment No. 1 thereto was filed on November 9, 1995, Amendment No. 2 thereto was filed on May 4, 1998, Amendment No. 3 thereto was filed on November 3, 2004, Amendment No. 4 thereto was filed on January 21, 2005 and Amendment No. 5 thereto was filed on January 23, 2006.

Item 2.  Identity and Background

This Amendment is being filed on behalf of Ernest A. Bates, M.D. (“Dr. Bates”), the Chairman and Chief Executive Officer of the Company.  His business address is c/o American Shared Hospital Services, Four Embarcadero Center, Suite 3700, San Francisco, California 94111-4107.  Dr. Bates is a citizen of the United States.

During the last five years, Dr. Bates has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

All of the Common Shares beneficially owned by Dr. Bates, if purchased, were purchased with personal funds.

Item 4.  Purpose of Transaction

This Amendment relates to a number of donations of, and other transactions in, Common Shares by Dr. Bates and by the Ernest Bates Foundation.  Dr. Bates is the sole director of the foundation and as such has the power to vote and sell the Common Shares owned by the foundation, but has no pecuniary interest therein.  Accordingly, Dr. Bates disclaims beneficial ownership of the 39,397 Common Shares owned by the foundation.  The foundation’s purpose is to manage its assets for charitable purposes.

The securities to which this statement relates were acquired and are held for investment purposes, and Dr. Bates has no plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Schedule 13D.  Dr. Bates reserves the right to dispose of the securities to which this statement relates or to acquire additional Common Shares.

Item 5.  Interest in Securities of the Issuer

(a)  Dr. Bates beneficially owns 803,567 Common Shares.  The total outstanding number of Common Shares is 4,597,070 as reported on the March 31, 2011 Form 10-Q.  This represents 17.5% of the outstanding Common Shares.  Of these Common Shares, 120,000 represent Common Shares that Dr. Bates has a right to acquire.

(b)  Dr. Bates has the sole power to vote and dispose of the Common Shares described in Item 5(a) as beneficially owned by him.

(c)  See attachment for a summary of transactions since the filing of Amendment No. 5 to this Schedule 13D.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 24, 2011

/s/ Ernest A. Bates, M.D.
Signature

Ernest A. Bates, M.D. / Chairman and CEO
(Name/Title)

ATTACHMENT

	Common Stock	Owned by Ernest Bates Foundation	Total Voting / Dispositive Power	Sale Price	Closing Price
Balance August 12, 2005	880,370	209,797	1,090,167

5/16/06 Common Stock Donation to Charity	(15,000)				6.68
12/8/06 Common Stock Donation to Charity	(16,000)				6.40
8/20/09 Private Sale of Common Stock	(50,000)			2.39
4/13/10 Private Sale of Common Stock	(16,000)			2.75
6/14/10 Common Stock Donation to Charity	(25,000)				2.88
9/10/10 Open Market Sale of Common Stock	(10,000)			2.80
12/23/10 Common Stock Donation to Charity	(13,500)				2.85
2/17/11 Common Stock Donation to Charity	(3,150)				3.25
3/11/11 Common Stock Donation to Charity	(6,000)				3.57
3/11/11 Common Stock Donation to Charity	(550)				3.57
4/6/11 Private Sale of Common Stock	(6,000)			3.12
4/15/11 Private Sale of Common Stock	(24,000)			3.12
4/29/11 Common Stock Donation to Charity	(1,000)				3.41
6/20/11 Private Sale of Common Stock	(25,000)			3.00
6/20/11 Private Sale of Common Stock	(25,000)			3.00
Dispositions by Foundation in 2006		(45,060)
Dispositions by Foundation in 2007		(40,000)
Dispositions by Foundation in 2009		(41,757)
Dispositions by Foundation in 2010		(40,085)
Dispositions by Foundation in 2011		(3,498)
Balance June 24, 2011	644,170	39,397	683,567